Mail Stop 3561

August 30, 2007

Mr. Kim Boyce
President and Director
Reflect Scientific, Inc.
1270 South 1380 West
Orem, UT 84058

      Re: **Reflect Scientific, Inc.**
           Form 10-KSB for the Fiscal Year Ended
           December 31, 2005
           File No. 000-31377

Dear Mr. Boyce:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

           Sincerely,

           Tia Jenkins
           Senior Assistant Chief Accountant
           Office of Emerging Growth Companies